SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR
MANAGER JOINS AER LINGUS

Ryanair,
this morning
 (Friday,
27
th
 June
 2008)
 announced
 that Sean Coyle, its Director of Scheduled Revenue, has resigned to take up the position of Chief Financial Officer in Aer Lingus Group plc in which Ryanair is a 29% shareholder. Ryanair regrets the
 decision
of
 any employee to depart,
but
particularly when they are joining
smaller
 high fare competitor
s
.

Ryanair's Michael O'Leary said today
:

"
We wish Sean Coyle every success in his new role. We are pleased to see Aer Lingus recruit some decent management and hope that Sean will introduce some of the changes we have been calling for in Aer Lingus, such as reducing their short haul fares (which have long
 risen 5% in the last year) and scrapping their unfair and unjustified fuel surcharges which have been increased five times in the last year
.
"

Ends.

    Friday, 27
th
 June 2008

For further information:

Daniel de Carvalho
 - Ryanair

Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1
598

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  27 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director